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                                                                   Exhibit 99.76

News release via Canada NewsWire, Toronto  416-863-9350

   Attention Business Editors:
   TRANSITION THERAPEUTICS COMPLETES TARGET ENROLMENT FOR CLINICAL TRIAL OF LEAD REGENERATIVE PRODUCT, E1-I.N.T.(TM) IN TYPE I DIABETES PATIENTS

TORONTO, May 31 /CNW/ - TRANSITION THERAPEUTICS INC. ("Transition") (TSX:
TTH), announces today the completion of target enrolment for an exploratory Phase IIa clinical trial of its lead regenerative therapy, E1-I.N.T.(TM), in type I diabetes patients. E1-I.N.T.(TM) is a short course combination therapy aimed at stimulating the regeneration of the body's insulin-producing cells, called islet cells.

Positive preliminary interim data on the first type I diabetes patients enrolled in this trial was released on December 5, 2005. Three of the first four patients completing the 4 week treatment period showed a 35-75% reduction in daytime insulin usage and a favourable safety profile when the therapy was titrated to maximal doses. The reporting of data from all patients enrolled in the type I diabetes clinical trial is expected in Q4 2006.

Transition has now completed target enrolment for each of its exploratory Phase IIa clinical trials of E1-I.N.T.(TM) in type I and type II diabetes patients. These trials are randomized, double-blind, controlled trials to evaluate the safety, tolerability and efficacy of daily E1-I.N.T.(TM) treatments for 28 days with a 6-month follow-up. The Type I diabetes clinical trial examines 20 Type I diabetes patients (15 E1-I.N.T.(TM), 5 placebo) and the Type II diabetes clinical trial examines 30 Type II diabetes patients (20 E1-I.N.T.(TM), 10 placebo).

ABOUT TRANSITION

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition's lead products include regenerative therapies E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, AZD-103 for the treatment of Alzheimer's disease, MS-I.E.T. for the treatment of multiple sclerosis and HCV-I.E.T. for the treatment of hepatitis C. Transition has completed target enrolment for exploratory Phase IIa clinical trials of its lead regenerative product, E1-I.N.T.(TM) in type I and type II diabetes patients. The Company is currently enrolling patients for a Phase I/II clinical trial for HCV-I.E.T. in patients with hepatitis C and a Phase II clinical trial for MS-I.E.T. in patients with multiple sclerosis. Transition's shares are listed on the Toronto Stock Exchange under the symbol "TTH".

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC or otherwise. Press releases may contain forward-looking statements based on the expectations of our

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management as of the date of the release. Actual results may materially differ based on many factors, including those described in the press releases.

% SEDAR: 00015806E
/For further information: visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone (416) 260-7770, x223, tcruz (at) transitiontherapeutics.com; Mr. Elie Farah, CFO and VP Corporate Development, Transition Therapeutics Inc., Phone: (416) 260-7770, x 203, efarah (at) transitiontherapeutics.com/
         (TTH.)
CO: Transition Therapeutics Inc.
CNW: 08:55e 31-MAY-06